Armstrong Flooring, Inc.

2500 Columbia Avenue

Lancaster, PA 17603

(717) 397-0611

March 14, 2016

VIA EDGAR

Jay Ingram

Legal Branch Chief

Division of Corporate Finance, Office of Manufacturing and Construction

Mail Stop 4631

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Armstrong Flooring, Inc.
Registration Statement on Form 10
File No. 1-37589

Dear Mr. Ingram:

We hereby request, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, acceleration of the effective date of the above-referenced Registration Statement (the “Registration Statement”) on Form 10 of Armstrong Flooring, Inc. (the “Company”) so that it may become effective at 4:30 p.m., Eastern Time, on March 15, 2016, or as soon as possible thereafter.

Please direct any questions regarding this request to Eric L. Cochran of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) at (212) 735-2596 or Steven J. Daniels of Skadden at (212) 735-2904. In addition, please notify Mr. Cochran or Mr. Daniels when this request for acceleration has been granted.

In connection with this request, we acknowledge the following:

1.	Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Sincerely,

ARMSTRONG FLOORING, INC.

By:	/s/ Christopher S. Parisi
Christopher S. Parisi
Vice President and Secretary